Orckit Communications Reports 2007 Year-end and Fourth Quarter Results

TEL AVIV, Israel, February 12, 2008 -- Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the year and fourth quarter ended December 31, 2007.

Revenues in the fourth quarter of 2007 were $1.8 million compared to $1.7 million in the previous quarter ended September 30, 2007 and $9.0 million in the comparable quarter last year.

Net income for the quarter ended December 31, 2007 was $6.4 million, or $0.38 per diluted share, compared to a net loss of $6.5 million, or $(0.41) per share, for the previous quarter ended September 30, 2007 and a net loss of $1.9 million, or $(0.12) per share, for the fourth quarter of 2006. Results for the fourth quarter ended December 31, 2007 include one-time income of $14.2 million derived from a payment to the Company in connection with the settlement of a commercial dispute related to the Company's legacy operations.

Revenues for the year ended December 31, 2007 were $9.9 million compared to $63.6 million for the year ended December 31, 2006. Net loss for the year ended December 31, 2007 was $12.1 million, or $(0.76) per share, compared to net income of $5.2 million, or $0.31 per diluted share, for the year ended December 31, 2006. Results for the year ended December 31, 2007 include the abovementioned one-time income of $14.2 million, as well as financial income of $2.6 million which resulted from adjustments due to the conversion terms of the Company's convertible notes issued in March 2007. There was no such financial income last year.

Key Highlights for the quarter:

- Media Broadcast GmbH selected Corrigent`s CM-100 and CM-4000 Carrier Ethernet Transport switches as the main network infrastructure building block for network solutions for a leading cable operator in Germany. Shipments are underway.
- This initial deployment with a leading European cable operator marks the first selection of Corrigent's CM products by a cable network. The Company believes that this commercial selection demonstrates the value of its CM products to cable operators seeking to upgrade their infrastructure in order to support scalable and reliable delivery of high-definition and personalized, on-demand video services.

Izhak Tamir, President of Orckit, commented, "Our recent customer win marks three important firsts for Orckit and the CM family of products;

          o the first customer win in the European market,
          o the first deployment by a cable operator, which opens important new markets for our product and technology, and;
          o the first commercial selection of the CM-4000.

"This selection came following two years of intensive testing and evaluation by the operator and our partners, and it speaks to the significant value our products and technology can bring, not only to telecom carriers, but in the cable operators market as well."

"We have been aggressive in our pursuit of additional opportunities since releasing the CM-4000. We are seeing growing interest from telecom operators, who represent the traditional target market for the CM products, as well as from cable operators, signifying an expansion of the market opportunity for the CM products."

Mr. Tamir added, "Compared to alternative solutions, the Corrigent CM product families enable cable operators to build high quality, cost effective multi-play networks. Corrigent's products support differentiated Quality of Service (QoS) over a statistical RPR multiplexed packet network that provides optimized bandwidth utilization, while complying with the service level agreement of each customer."


Mr. Tamir continued, "Corrigent's ability to deliver the promise of "transport like" quality in metro ethernet networks enables the upgrade of cable metro networks that are easier to provision, and support advanced tools for Operation, Administration and Maintenance (OAM), resulting in an expected reduction in both capital and operating expenses for cable operators. Network changes, such as adding or removing nodes or head-end servers, are easy to implement without any down time or changes to the existing network, making our products a compelling investment for cable operators as they compete with established telecom service providers."

He concluded, "As 2008 begins, we are enthusiastic about the future of our carrier ethernet transport product line. We expect to turn industry recognition of our products into additional commercial selections in 2008. Media Broadcast will begin to contribute to our revenue in the first quarter of 2008, and it is expected to increase as the year progresses. We expect further contribution in 2009 as deployments expand."

Outlook and Guidance

For the quarter ending March 31, 2008, we expect revenues to be approximately $1.6 million, with net loss of approximately $8.9 million and net loss per share of approximately $(0.55). This guidance does not take into account financial income or loss due to valuation of conversion terms included in our $25.8 million principal amount of convertible subordinated notes that were issued in March 2007. Such income or loss is subject to certain factors, including our share price, and cannot be estimated at this time.


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Conference Call
Orckit Communications will host a conference call on February 12, 2008, at 11 a.m. EST. The call can be accessed by dialing 1-?888-459-5609 in the United States and 1-?973-321-1024 internationally. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through February 19, 2008 at 11:59 p.m.
at 1-800-642-1687 in the United States and 1-706-645-9291 internationally. To access this replay, enter the following code: 29857972.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW




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

                                                        ORCKIT COMMUNICATIONS LTD.
                                                   CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 (US$ in thousands, except per share data)

                                                                       Three Months Ended                        Year Ended
                                                                         December 31                             December 31
                                                                 2007                   2006                2007           2006
                                                                 ----                   ----                ----           ----




Revenues                                                     $   1,786         $        9,022            $  9,906      $  63,648

Cost of revenues                                                   915                  3,901               4,826         30,219
                                                                 ------                 ------              ------        ------
Gross profit                                                       871                  5,121               5,080         33,429

Research and development expenses, net                           5,318                  3,692              20,158         15,554

Selling, marketing general and administrative expenses           4,410                  4,216              16,902         16,017
                                                                 ------                 ------              ------         ------
Total operating expenses                                         9,728                  7,908              37,060         31,571
                                                                 ------                 ------              ------         ------
Operating income (loss)                                         (8,857)                 (2,787)            (31,980)        1,858

Financial income, net                                              949                     892               3,066         3,346
Adjustments due to convertible notes conversion terms               41                       0               2,586             0
                                                                    --                       -               -----             -
Total financial income, net                                        990                     892               5,652         3,346

Other income                                                    14,231                       0              14,231             0
                                                                ------                  ------              ------         ------

Net income (loss)                                             $  6,364             $    (1,895)          $ (12,097)      $ 5,204
                                                                 ======                  ======              ======        ======
Net income (loss) per share - basic                           $   0.39             $    (0.12)           $  (0.76)       $  0.34
                                                                 ======                  ======              ======        ======
Net income (loss) per share - diluted                         $   0.38             $    (0.12)           $  (0.76)       $  0.31
                                                                 ======                  ======              ======        ======
Weighted average number of shares outstanding - basic            16,310                  15,644              15,911        15,419
                                                                 ======                  ======              ======        ======
Weighted average number of shares outstanding - diluted          16,911                  15,644              15,911        16,606
                                                                 ======                  ======              ======        ======
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

                           ORCKIT COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                                                            (US$ in thousands)

                                                                                            December 31              December 31
                                                                                                2007                    2006
                                                                                                ----                    ----

                 ASSETS

Current assets:

    Cash and short term marketable securities                                             $     68,225               $   46,011
    Trade receivables                                                                               49                    1,581
    Other receivables                                                                            1,632                    2,077
    Inventories                                                                                  1,347                    3,464
                                                                                                ------                   ------
          Total  current assets                                                                 71,253                   53,133

Long term marketable securities                                                                 34,142                   40,561
Severance pay fund                                                                               3,454                    3,173
Property and equipment, net                                                                      1,384                    2,490
Deferred issuance costs, net                                                                       781                        0
                                                                                                ------                   ------
          Total  assets                                                                   $    111,014               $   99,357
                                                                                                ======                   ======

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                                        $      4,292               $   10,134
    Deferred income                                                                              1,045                    3,196
                                                                                                ------                   ------
          Total current liabilities                                                             13,577                   18,237

Long term liabilities :

    Convertible subordinated notes                                                              28,723                        0
    Adjustments due to convertible notes conversion terms                                      (3,247)                        0
                                                                                               -------                        -
    Convertible subordinated notes, net                                                         25,476                        0
 Accrued severance pay and other                                                                 4,553                    4,257
                                                                                                ------                   ------
                                                                                                30,029                    4,257

          Total liabilities                                                                     43,606                   22,494

Shareholders' equity                                                                            67,408                   76,863
                                                                                                ------                   ------
          Total  liabilities and shareholders' equity                                       $  111,014                $  99,357
                                                                                                ======                   ======
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